Filed Pursuant to Rule 253(g)(2)
File No. 024-11466

CONNECT INVEST II LLC

SUPPLEMENT NO. 2 DATED OCTOBER 6, 2022
TO THE OFFERING CIRCULAR DATED APRIL 1, 2022

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of Connect Invest II LLC (the “Company”), dated April 1, 2022 and filed by the Issuers with the Securities and Exchange Commission (the “SEC”) on April 1, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The purpose of this Supplement is to disclose the increase in the interest rates payable on the Notes.

Interest Rates Payable on the Notes

From and after the date hereof, the interest rate payable on each series of Notes, regardless of whether such Notes are outstanding as of the date hereof or issued subsequent to the date of this Supplement, shall be as follows:

Series A Notes           5.50%

Series B Notes           7.25%

Series C Notes           9.00%

The maturity dates of the Notes remain unchange

The maturity dates of the Notes remain unchanged, with the Series A Notes maturing in six (6) months, the Series B Notes maturing in 12 months and the Series C Notes maturing in 24 months.